 Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

April 30, 2006

TABLE OF CONTENTS

PAGE

Consolidated Balance Sheet

1

Consolidated Statement of Operations and Deficit

2

Consolidated Statement of Cash Flows

3

Notes to the Financial Statements

4 - 10

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Consolidated Balance Sheet

(Unaudited – prepared by management)

	April 30, 2006	October 31, 2005

ASSETS	(Unaudited)	(Audited)
CURRENT
Cash and cash equivalents	$ 258,738	$ 109,191
Accounts Receivable	79,671	9,437
Deposit on technology (Note 4)	62,735	62,735
Prepaid Expenses		704
	401,144	182,067
Property and equipment (Note 5)	51,908	30,999
	$ 453,052	$ 213,066

LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$ 147,222	$ 167,701
Loans and advances (Note 6)	129,327	91,359
	276,549	259,060

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	6,083,886	5,293,505
Contributed surplus (Note 7)	248,996	222,894
Warrants (Note 7)	278,528	229,025
Deficit	(6,434,907)	(5,791,418)
	176,503	(45,994)
	$ 453,052	$ 213,066

Continuing Operations (Note 1)

APPROVED BY THE BOARD OF DIRECTORS

……(signed) Richard Sharples, …. Director

……(signed) Robert F. Roddick, …. Director

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Consolidated Statement of Operations and Deficit

(Unaudited – prepared by management)

	Three months ended April 30,		Six months ended April 30,
	2006	2005	2006	2005
Sales	$ 14,210		$ 14,210	$ -

EXPENSES
Research and development expenses (Note 8)	134,166	94,958	315,767	154,958
Business development fees		101,982		101,982
Professional fees	30,354	17,010	47,727	40,245
Management and consulting fees (Note 8)	20,000	25,469	35,000	54,969
Office, telephone and miscellaneous	17,045	8,201	35,953	17,092
Travel	11,280	12,694	25,530	18,930
Shareholder communications	22,229	81,887	34,540	87,630
Rent	9,186	10,224	15,809	19,037
Advertising and marketing	4,902	7,283	12,819	10,465
Amortization	4,066	1,429	6,348	2,858
Bank charges and interest	517	445	1,819	636
Loss (Gain) on foreign exchange	5,078		3,774
	258,823	361,582	535,086	508,802
Net loss from operations	(244,613)	(361,582)	(520,876)	(508,802)

Share Compensation – Note 7	(105,914)	(53,945)	(122,613)	(53,945)
NET LOSS FOR THE PERIOD	(350,527)	(415,527)	(643,489)	(562,747)
DEFICIT, BEGINNING OF PERIOD	(6,084,380)	(4,528,749)	(5,791,418)	(4,381,529)
DEFICIT, END OF PERIOD	(6,434,907)	(4,944,276)	(6,434,907)	(4,944,276)
BASIC AND DILUTED LOSS PER SHARE	$ (0.01)	$ (0.03)	$ (0.03)	$ (0.03)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE BASIC AND DILUTED LOSS PER SHARE	24,996,183	16,292,839	24,996,183	16,292,839

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Consolidated Statement of Cash Flows

(Unaudited – prepared by management)

	Three months ended April 30,		Six months ended April 30,
	2006	2005	2006	2005
OPERATING
Net loss for the year	(350,527)	(415,527)	(643,489)	(562,747)
Adjustments for non-cash items
Amortization	4,066	1,429	6,348	2,858
Share Compensation	26,102	53,945	26,102	53,945
Net changes in non-cash working capital balances:	(320,359) (167,227)	(360,153) 25,798	(611,039) (90,010)	(505,944) (59,397)
	(487,586)	(334,355)	(701,049)	(565,341)
INVESTING
(Purchase) sale of property and equipment	(13,780)	(5,343)	(27,257)	(10,072)
	(13,780)	(5,343)	(27,257)	(10,072)
FINANCING
Share subscription deposits (net of proceeds)	640,386	563,407	839,885	746,531
Loans and advances	16,126	(241,075)	37,968	(206,788)
	656,512	322,332	877,853	539,743

DECREASE IN CASH AND CASH EQUIVALENTS	155,146	(17,366)	149,547	(35,670)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	103,592	(20,540)	109,191	(2,236)
CASH AND CASH EQUIVALENTS END OF PERIOD	258,738	(37,906)	258,738	(37,906)
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	517	$ 445	1,819	$ 636

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to Financial Statements

Six months ended April 30, 2006

1.

CONTINUING OPERATIONS

The consolidated financial statements of Titan Trading Analytics Inc. (“Titan” or the “Company”) have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has limited revenue in Q-2,  2006. The Company  has a working capital of  $124,597 (2005 – ($76,993).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 11), obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2006.  However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.

CHANGE IN ACCOUNTING POLICY

Effective November 1, 2004, the Company retroactively, without restatement, adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options will be calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.  The current year’s opening deficit balance and contributed surplus balance have been increased by $66,600 to account for the fair value of employee stock options granted in the prior year.  If the fair value of the stock options granted had been accounted for using the fair value method in the prior year, the reported net loss would have increased from $457,589 to $524,189, and the basic and fully diluted loss per common share would have increased from $0.04 to $0.05. There were no share options issued prior to October 31, 2002.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to Financial Statements

Six months ended April 30, 2006

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp. and Titan Trading USA, LLC .  The amounts are in the normal course of business and are recorded at the current exchange rate.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

Property and equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost and is amortized at 20% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to Financial Statements

Six months ended April 30, 2006

Software and subscription sales

Revenue arising from software and subscription sales is recognized at the time of the sale unless the Company is obligated to provide services in the future, in which case a portion of the revenue is deferred until the services have been performed.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of capital assets and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

Loss per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Stock-based compensation

The Company has a stock based compensation plan, which is described in Note 7.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to Financial Statements

Six months ended April 30, 2006

4.

DEPOSIT ON TECHNOLOGY SOFTWARE

This amount was characterized as a loan receivable from a director in 2004. During 2005, the Company commenced negotiations to purchase intellectual property from the director.  If an agreement is not reached, the amount will be refundable to the Company.  The amount is unsecured and non-interest bearing.

5.

  PROPERTY AND EQUIPMENT

	April 30, 2006			October 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$ 75,179	$ 27,663	$ 47,516	$ 50,843	$ 21,546	$ 29,297
Office Furniture	4,812	420	4,392	1,891	189	1,702

Software
development costs	947,877	947,877	-	947,877	947,877	-
	$ 1,027,868	$ 975,960	$ 51,908	$ 1,000,611	$ 969,612	$ 30,999

6.

LOANS AND ADVANCES

Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment. Included in $129,327 is $48,013 (2005 - $44,974) due to a director of the Company and his associated company. The related party transactions are in the normal course of operations and are recorded at the exchange amount, and are unsecured and non-interest bearing.

7.

   SHARE CAPITAL

April 30,

October 31,

October 31,

	2006		2005		2004
	Shares	Amount	Shares	Amount	Shares	Amount
Unlimited number of common shares and unlimited number of preferred shares
Issued and outstanding beginning of year	22,646,399	$5,293,505	13,024,965	$3,948,594	9,812,966	$3,715,938
Private Placements	3,535,897	636,461	5,455,110	878,014	3,211,999	242,456
Exercise of Warrants	2,055,333	250,973	430,000	72,240
Shares issued for Debt			3,736,324	472,309
Cost of Warrants		(49,503)
Share Issuance Costs		(47,550)		(77,652)		(9,800)
	28,237,629	$6,083,886	22,646,399	$5,293,505	13,024,965	$3,948.594

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to Financial Statements

Six months ended April 30, 2006

At April 30, 2006 1,200,000 common shares were held in escrow.  The release from escrow is based upon the passage of time.

Stock option plan - employees

Awards of share options to employees result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.

Stock option plan - non-employees

In accordance with CICA Handbook Section 3870, compensation for costs for stock options issued to non-employees result in a charge to the income statement expense associated with the service provided and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.

At April 30, 2006, no preferred shares have been issued.

The Company has options outstanding under the stock option plan as follows:

Six months ended April 30	2006		2005
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	3,485,593	$ 0.16	1,700,000	$ 0.10
Granted Cancelled or Expired	- (210,000)	- $ 0.24	1,760,593 -	- -
Outstanding at end of period	3,275,593	$ 0.155	3,460,593	$ 0.20
Exercisable at end of period	2,869,194	$ 0.14	2,140,148	$ 0.20

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to Financial Statements

Six months ended April 30, 2006

8.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	Six months ended April 30,
	2006	2005	2004
Management, consulting and administration fees	20,000	$ 42,700	85,520
Research and development	90,000	120,000	30,000
Deposit on Technology (Loan receivable) (Note 3)	62,735	62,735
Loans and Advances (Note 6)	129,327	44,974	121,833

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable and loans and advances. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term nature. The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

 10.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

11.

SUBSEQUENT EVENTS

In May, 2006, the Company announced that it intends to proceed with a non-brokered private placement offering of up to 5,000,000 units (“Units”) at a subscription price of $0.35 Canadian ($0.31 US) per Unit for gross proceeds of up to $1,750,000 (US $1,558,465).  Each Unit will consist of one (1) common share in the capital of Titan and one-half (1/2) of one common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder to purchase one common share for a price of $0.50 Canadian ($0.45 US) for a period of twenty four (24) months from closing.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

Notes to Financial Statements

Six months ended April 30, 2006

In May, 2006, the Company announced that the Software Transfer Agreements entered into between Titan, Phillip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza and between Titan and Michael Gossland, a director and officer of Titan, which agreements were previously announced on February 7, 2006, will be restructured.  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements will not change, being the aggregate number of 4,500,000 shares, however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  One-third of the Titan common shares, being 1,500,000 shares, will be eligible to be issued upon Titan achieving cumulative gross revenues from the Software of each of $400,000, $800,00 and $1.2 million, calculated commencing June 1, 2007.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.

The terms of the 2,000,000 performance warrants issued to Cignal Technologies, Mr Carrozza and Mr. Gossland, will also be revised as part of the restructuring.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per shares for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year commencing June 1, 2007.

The terms of the restructured Software Transfer Agreements have been conditionally approved by the TSX Venture Exchange.  Completion of the transactions contemplated by the Software Transfer Agreements are subject to disinterested shareholder approval which will be sought by the Titan at the upcoming annual general and special shareholders meeting, which is currently scheduled for August 11, 2006.

12.

LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 24,996,183 (2005 – 16,292,839).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation.  Consequently, there is no difference between basic loss per common share and diluted loss per common share.